Exhibit 3.27(a)

IC MEDIA HOLDING COMPANY LIMITED

(the “Company”)

CERTIFIED TRUE COPY EXTRACT OF A RESOLUTION ADOPTED BY THE

DIRECTORS PURSUANT TO THE ARTICLES OF ASSOCIATION

OF THE COMPANY ON THE 31st DAY OF AUGUST, 2005

AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION

WHEREAS pursuant to the provisions of the Company’s Memorandum of Association, the Company may amend its Memorandum of Association by a resolution of directors.

RESOLVED:

1.	That the name of the Company be changed to MagnaChip Semiconductor Holding Company Limited.

2.	That Clause 1 of the Company’s Memorandum of Association be deleted in its entirety and replaced with the following:

“NAME

The name of the Company is MagnaChip Semiconductor Holding Company Limited”

3.	That copies of the foregoing resolutions be certified by Messrs. Harney Westwood & Riegels and filed at the Registry of Companies, Road Town, Tortola.

HARNEY WESTWOOD & RIEGELS